Exhibit 3.1

AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF

SENIOR CONNECT ACQUISITION CORP. I

Senior Connect Acquisition Corp. I, a corporation organized and existing under the by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is “Senior Connect Acquisition Corp. I”, as amended from the original entity name of “Health Connect Acquisitions Corp. I” in a certificate of amendment to the certificate of incorporation filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on November 16, 2020. The original certificate of incorporation was filed with the Secretary of State on August 27, 2020.

2. An amended and restated certificate of incorporation was filed with the Secretary of State on December 10, 2020 (the “Amended and Restated Certificate”).

3. This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

4. This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of at least 65% of the outstanding shares of common stock at a meeting of stockholders in accordance with ARTICLE IX of the Amended and Restated Certificate of Incorporation and the provisions of Section 242 the DGCL

5. The text of Section 9.1(b) of Article IX of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2020, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 36 months from the closing of the Offering or such earlier date as determined by the Board in its sole discretion (the “Required Period”) and (iii) the redemption of shares in connection with a vote seeking to amend such provisions of this Amended and Restated Certificate as described in Section 9.7. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.””

6. The text of Section 9.2(d) of Article IX of the Amended and Restated Certificate of Incorporation of the corporation is hereby amended and restated to read in its entirety as follows:

“(d) In the event that the Corporation has not consummated an initial Business Combination within the Required Period, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

7. The text of Section 9.7 of Article IX of the Amended and Restated Certificate of Incorporation of the corporation is hereby amended and restated to read in its entirety as follows:

“Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to this Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to allow redemption in connection with the Corporation’s initial Business Combination or to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within the Required Period or (b) with respect to any other material provisions of this Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares; provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Amended and Restated Certificate to be signed by its Chief Executive Officer this 12th day of December, 2022.

SENIOR CONNECT ACQUISITION CORP. I

By:	/s/ Richard T. Burke
Name:	Richard T. Burke
Title:	Chief Executive Officer